EXHIBIT 12

                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                             (THOUSANDS OF DOLLARS)

                                                           TWELVE MONTHS ENDED DECEMBER 31,
                                                              1994            1993           1992            1991            1990
                                                          -----------     -----------     -----------     ----------     -----------
Fixed Charges as Defined:

 (1) Interest on Long-Term Debt .....................     $   343,844     $   377,308     $   424,102     $  446,680     $   433,435
 (2) Other Interest .................................          25,076          15,145          23,323         42,353          48,872
 (3) Preferred Dividends Factor of Subsidiary
      (line 12) .....................................          51,718          53,778          58,204         69,281          70,674
 (4) Interest Component of Rentals Charged to
      Operating Expense .............................           3,951           4,449           5,116          5,943           5,628
                                                          -----------     -----------     -----------     ----------     -----------
 (5) Total Fixed Charges ............................     $   424,589     $   450,680     $   510,745     $  564,257     $   558,609
                                                          ===========     ===========     ===========     ==========     ===========
Earnings as Defined:

 (6) Income Before Cumulative Effect of
      Change in Accounting ..........................     $   407,461     $   416,036     $   340,487     $  416,754     $   342,789
 (7) Income Taxes (A) ...............................         218,613         231,118         164,609        208,180         164,944
 (8) Fixed Charges (line 5) .........................         424,589         450,680         510,745        564,257         558,609
                                                          -----------     -----------     -----------     ----------     -----------
 (9) Earnings Before Income Taxes and Fixed
      Charges .......................................     $ 1,050,663     $ 1,097,834     $ 1,015,841     $1,189,191     $ 1,066,342
                                                          ===========     ===========     ===========     ==========     ===========

Preferred Dividends Factor of Subsidiary:

(10) Preferred Stock Dividends of Subsidiary ........     $    33,583     $    34,473     $    39,327     $   46,187     $    47,753
(11) Ratio of Pre-Tax Income to Net Income
      (line 6 plus line 7 divided by line 6) ........            1.54            1.56            1.48           1.50            1.48
                                                          -----------     -----------     -----------     ----------     -----------
(12) Preferred Dividends Factor of Subsidiary
      (line 10 times line 11) .......................     $    51,718     $    53,778     $    58,204     $   69,281     $    70,674
                                                          ===========     ===========     ===========     ==========     ===========
Ratio of Earnings to Fixed Charges
  (line 9 divided by line 5) ........................            2.47            2.44            1.99           2.11            1.91

(A) Excluded from the 1994, 1992 and 1990 amounts are the income taxes related to the cumulative effect of changes in accounting principles of $4,415, $48,517 and $219,718, respectively.